Exhibit 12

American General Finance, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Earnings: (Loss) income before provision for income taxes	$ (950,693)	$ 142,043	$ 638,621	$ 820,317	$ 693,671
Interest expense	1,254,094	1,257,188	1,175,210	884,971	636,304
Implicit interest in rents	27,093	21,833	20,631	19,314	18,040
Total earnings	$ 330,494	$1,421,064	$1,834,462	$1,724,602	$1,348,015
Fixed charges: Interest expense	$1,254,094	$1,257,188	$1,175,210	$ 884,971	$ 636,304
Implicit interest in rents	27,093	21,833	20,631	19,314	18,040
Total fixed charges	$1,281,187	$1,279,021	$1,195,841	$ 904,285	$ 654,344
Ratio of earnings to fixed charges*	0.26	1.11	1.53	1.91	2.06

*

Earnings were inadequate to cover total fixed charges by $950.7 million in 2008.

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